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ciber Inc
2002 Annual Report


KNOWS
ciber
AFFORDABLE
Solutions
Potential
People
RELIABLE
REFERENCEABLE
Identify Opportunities
KNOWLEDGEABLE
SCALABLE

BUILDING THE BRAND



CIBER is extending its brand as a sponsor of the NHL Colorado Avalanche professional hockey team. The Avalanche are among the league's elite, so the distinctive CIBER logo dasherboards have scored considerable screen time during the team's many televised regular season and playoff games.



As a "player" in domestic and international IT services, CIBER is proud to have its logo frequently displayed by one of the nice guys in pro sports, Corey Pavin, who – like CIBER – represents consistency over time and high standards, qualities CIBER strives to adhere to every day.


WHAT'S
BEHIND
THE IT
SOLUTIONS
OF CIBER?

CIBER's new corporate capabilities brochure is utilized by offices worldwide to give customers a clear understanding of CIBER's brand promise — that CIBER is a reliable, people-oriented company delivering affordable IT solutions that achieve business and time-to-market objectives.


personable

Once again, CIBER took the national stage during the network television broadcast of The International at Castle Pines Golf Tournament. In 2002's slate of commercials, CIBER debuted its new slogan, ALWAYS ABLE, in a unique, memorable way that resonated with customers.

Specialists who are committed to excellence, willing to lead, and have a passion to effect change.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

FIVE YEAR SUMMARY — **YEARS ENDED DECEMBER** [1]

In thousands, except per share data	1998	1999	2000	2001	2002
Operating Data:					
Revenues	$ 645,207	741,947	621,534	558,875	608,318
Amortization of intangible assets	$ 4,179	12,123	14,032	12,155	910
Operating income before goodwill impairment and other charges	$ 81,161	76,657	26,871	5,647	24,522
Goodwill impairment	-	-	80,773	-	-
Other charges	$ 3,886	-	2,995	3,051	-
Operating income	$ 77,275	76,657	(56,897)	2,596	24,522
Net income [2]	$ 46,648	46,701	(66,775)	1,684	14,178
Net income per share - diluted [2]	$ .85	.80	(1.15)	.03	.22
Cash net income [3]	$ 49,344	56,358	24,846	10,679	14,724
Cash earnings per share - diluted [3]	$ .90	.96	.42	.18	.23
Share Data:					
Weighted average shares - diluted	54,885	58,727	58,776	58,698	63,989
Shares outstanding at end of period[4]	53,742	57,697	56,775	60,455	64,117
Share price at end of period	$27.81	27.50	4.88	9.45	5.15
Balance Sheet Data:					
Current assets	$ 205,515	152,831	157,412	160,765	163,769
Total assets	$ 265,968	422,568	326,347	368,751	427,141
Total current liabilities	$ 65,488	74,848	54,494	58,827	62,922
Total liabilities	$ 65,488	80,203	54,494	77,461	93,779
Total shareholders' equity	$ 200,480	342,256	270,242	291,290	327,530
Other Data:					
Revenue growth	29.3%	15.0%	(16.2%)	(10.1%)	8.8%
Operating income margin *	12.6%	10.3%	4.3%	1.0%	4.0%

[1] CIBER changed its fiscal year end to December 31 from June 30, effective December 31, 1999; all data is presented here on a calendar basis.
[2] Pro forma net income, after tax adjustments for 1998.
[3] Cash net income equals net income plus tax adjusted amortization expense and 2000's goodwill impairment charge.
[4] Net of Treasury Shares
* In September 2000, CIBER reduced intangible goodwill assets by $80.773 million, the Other Data above excludes the goodwill impairment and other charges.

REVENUES 2002 ($ MILLIONS)


200
150
100
50
1Q
2Q
3Q
4Q

NET INCOME 2002 ($ MILLIONS)


5
4
3
2
1
1Q
2Q
3Q
4Q

To our shareholders:

Earnings increased every quarter, yet our stock price fell every quarter.

2002 marked our 29th year, and this marks our tenth annual report as a public company. 2002 may have been the strangest year of them all.

Revenues increased 9%, and we improved our profitability every quarter.

We were positive cash flow every quarter. We were profitable every quarter. Doing so, we met every quarter's financial guidance.

We closed our biggest acquisition in May 2002, that of Decision Consultants, Inc. We added revenues, offices, customers and a veteran Chief Operating Officer, one respected for two decades of performance at a quality competitor.

And, we were honored to hear that an independent survey of over 200 customers, in the summer of 2002, resulted in a 98% customer satisfaction rating.

Lastly, we closed out the year with what we believe is a very well timed "to-be-closed" addition of ECsoft Group plc. ECsoft is a credible pan-European player that had struggled in 2001 and 2002, but one we have respected for years. (This combination closed January 23, 2003.) We will look for more from "our Eastern frontier" in 2003 and beyond.

Revenues	Up 9%
Cash Net Income	Up 28%
Stock Price Down	46%

Shareholder Values have had an Awful Run

2002 was a year in which EDS lost 73% of its value, Intel lost over 50% of its value, and even IBM lost 35%. CIBER lost 46%.

The DJIA had its worst performance in 25 years in 2002. The S&P 500 was down 40% for 2001 and 2002 combined, and NASDAQ fell 67% for the three years of 2000 through 2002.

Globally, shareholder value indexes were as bad or worse. While the United States' 2002 DJIA fell 17%, the UK FTSE100 fell 25%. Elsewhere in Europe, the indexes of Norway, Denmark, the Netherlands, Sweden and Germany were down 25%, 26%, 36%, 37% and 43%, respectively. Germany was the worst of all 34 major countries listed.

ECsoft endured some of the toughest market conditions anywhere in 2002. It is a credit to local leadership they performed as well as they did in this period. That said, last year's toughest markets have the capacity of leading worldwide recovery.

What did not work in 2002?

Always a great question. What did not work was largely external.

We faced:

1. A lethargic economy,
2. Soft tech services spending,
3. Suspect corporate executives, from Texas, to Mississippi, to NY and beyond,
4. Underperformance at our larger competitors, putting a damper on our entire sector, and

5. Wall Street's research cutbacks, particularly in IT services coverage, collectively resulting in -
6. Plummeting investment values for 2002's DJIA -17%, S&P 500 -23% & NASDAQ -32%.

For the first time since the Depression, Wall Street fell for the third straight year. The liquidity squeezed from the capital markets, both in the U.S. and Europe, remains debilitating to solid companies trying to grow faster.



Bobby G. Stevenson and Mac Slingerlend

Macro-Economic Issues?

At this writing, the economies of the U.S. and Europe remain un-inspired and war looms. While certain economies are recovering, "at what speed" is the question. Technology spending has been low for three straight years. The U.S. desperately needs temporary incentives to stimulate corporate spending. These would accelerate economic recovery, worldwide. We hope the U.S. Congress stimulates business growth early in 2003.

As always, our goal is to outperform our sector and our competition while accepting the reality of the overall economy.

With that backdrop, what can we expect in the short-term?

First, more good operating performance from CIBER. We believe 2003 will reflect more revenues and profits than 2002. Revenues should be up even more in 2003 than they were in 2002. We could begin to re-visualize our 1999 high revenues of $742 million.

We are also planning to achieve another healthy rise in income in 2003. (Cash Net Income grew approximately 28% this past year.)

What will the longer-term bring? What is our goal?

Everyone's tuning fork gets less precise the longer they go out. Our industry is dynamic, not static. The environment we deal in (technology) changes continuously - this is not the oil industry! We must continuously rejuvenate "what we do" or we will be left behind.

In fact, in our opinion, this may be our primary strength. We are envied by our competitors for our dynamic approach to our vibrant business model and our ability to adjust quickly.

It seems like we picked a poor year to have a good year, but we will try again.

If current trends continue, CIBER will become larger, likely over $1 billion in revenues in a few short years. We will become known as a leader, or the leader, in certain practice areas, such as particular State & Local Government services, multi-line package software implementation and cross-border IT solutions.

Our strategy is to be the affordable, international provider of IT services with a great reputation for delivery, growing revenues 10+%/yr. and increasing shareholder value even faster.

And, most of all, we hope to be considered one of the most serious players in our industry. We are very credible today in meaningful opportunities. We plan to dominate some spaces and be ABLE, ALWAYS, to compete in all.

CIBER's Business Model Continues to Lead Our Recovery

2002 brought more public and private sector revenues. We grew most in the automotive and telecommunications industries, and in state government work. Our "project-led" services continued to grow, and we are further incenting these programs in 2003. ECsoft adds greatly to our European reach - and more great people are added to our team.

In total, we have reinvented 40% of our revenue model since September 2001.

Instead of my not doing justice to our great operations, the report text that follows will add granularity to what we believe is a well-balanced and well-developed, go-to-market strategy and action plan.

New Resources Added in 2002

We had several very positive additions in 2002, noteworthy are:

Board of Directors

Feb.- Jim Spira, President & COO of American Greetings Corp., rejoined our Board.

May- George Sissel, retired Chairman & CEO of Ball Corp., joined our Board.

Nov.- Peter Cheesbrough, CFO of Navigant Biotechnologies, Inc., joined our Board. (For corporate governance, Peter will lead our Board's Audit Committee.)

Domestic Chief Operating Officer

May -Ed Longo, industry veteran senior operating officer, became EVP & COO.

European CEO

Dec. -Terje Laugerud, founder through 2000 of core ECsoft Group operations, joined CIBER to lead growth in Europe.

In Summary

Our industry has struggled since mid-1999. That was the end of Y2K fixes. The investment banking hysteria culminating with a 5,049 Nasdaq on March 10, 2000, emanating from Manhattan's lower Park Avenue to upper Broadway, brought forth dozens of now dead players - non-operators - which temporarily took precious revenue.

This wave-cycle is now over, but it took away serious investor interest in a sector that truly does have legs and good, caring long-term operators. A slow economy followed the heels of these issues. This too will pass.

We envision a rebounding sector with growing revenues and fewer competitors.

Beginning with our December 2001 results, we have now demonstrated several sequential quarters of improving performance. All considered, we think our future is brighter than ever.

Finally

We are grateful to Wachovia Securities and Key Bank's McDonald Securities for initiating research coverage on CIBER in late 2002, and for the continued support of Robert W. Baird & Co., Stifel Nicholas and Raymond James & Co. We can only hope for all shareholders, Wall Street investment managers will find greater reasons to buy our stock and our sector again, and soon.

Thanks for your support. Thanks to our families for their support. And, thanks to all of our employees, whose care, dedication, competency and passion make our cause so worthy.

Please read on to understand more specifically what we are doing throughout the U.S., Europe and India.

Mac Slingerlend
President & CEO

OPERATIONS SUMMARY

GO-TO-MARKET BUSINESS MODEL

Operationally, CIBER has three domestic and one European major business groups: Custom Solutions, CIBER Enterprise Solutions, DigiTerra and CIBER Europe.

CIBER'S U.S. IT EXECUTION PROCESSES

The challenge in today's environment is to optimize functionality, improve access to information and leverage current investments - all while containing costs. Application software must be developed and/or enhanced quickly with the highest degree of quality and the minimum amount of risk.

Three decades of tradition.

CIBER provides the expertise needed to meet this challenge with superior value-priced service and unequaled customer satisfaction for commercial, higher education and public sector clients. Developing IT the CIBER way.

Delivering solutions that achieve business and time-to-market objectives is the hallmark of CIBER. Our success is grounded in our proven CIBERsmart approach. CIBERsmart enables our experts to transform businesses by leveraging technology to help them quickly gain competitive advantage and operational efficiency. CIBERsmart draws upon the in-depth knowledge and expertise contained in our local offices, National Practices and Centers of Excellence, all working together to design robust solutions that address our clients' objectives.



Subsequent to a business combination in May 2002, Ed Longo became Chief Operating Officer of all U.S. operations. His 30-year background in IT, and experience transitioning strategic staffing to project responsibility solutions, is accelerating CIBER's already growing solutions work.


CIBERsmart™
CENTERS OF EXCELLENCE & NATIONAL PRACTICES
PERFORMANCE METHODOLOGIES
ALLIANCES
DISCOVER
DESIGN
DELIVER
DRIVE

CIBER's Optimized Delivery Model™

- Onsite, Offsite, Nearshore, Offshore engagement execution
- National Centers of Excellence
- Local Resources, supported by Global Experts
- Global processes and standards
- Best of breed technology and tool partnerships


ONSITE TEAM
PROJECT MANAGEMENT
PROCESS MANAGEMENT
PROJECT MANAGER'S CORE TEAM
CLIENT
BUSINESS OBJECTIVES
KNOWLEDGE MANAGEMENT
NEARSHORE/OFFSHORE TEAM
CIBER JOINT VENTURE
OFFSITE TEAM
CIBER SITE MANAGER

CIBER's Optimized Delivery Model™ combines our strong delivery management processes with local service and global access to resources, maximizing project success while balancing quality, cost and customer needs. Our client-centric approach is built around local relationships and accountability while providing a resource optimized solution delivered onsite, offsite, nearshore, offshore, or in hybrid 'blended' combination. It's no wonder we have a client retention rate of well over 90 percent.



Offshore Capability

We envision major IT application software of the future (particularly in the U.S.) will be delivered in a "hybrid" manner, a combination of U.S.-based resources familiar with client systems interfacing with offshore resources in more attractive labor markets. To envision otherwise, or that either party can go it alone, will miss the better opportunities and leave one with a non-competitive business model.

We are finding more and more clients interested in our ability to interface with offshore providers in "hybrid" solutions. During 2002 CIBER teamed up with two offshore service providers with 'build', 'integrate' and 'support' (see page 8) centers of excellence based in India. Working with both of these firms and utilizing CIBER's global processes and standards, we successfully completed several customer contracts. Accordingly, we plan to drive more revenues offshore in 2003 and further enhance our credentials as a world-class player.







New Horizons

Leif Ericson (970-1020) Almost 500 years before Columbus made his voyage in 1492, the Norse explorer named Leif Ericson, landed on the northern coast of North America in about 1000.

Pictured from left to right: Kathy Colwell, Highmark Vice President, Health Services Systems; Scott Barnyak, CIBER Director of Sales; Deb Rice, Highmark VP, Regional Claims Administration and Customer Service; Tom Tabor, Highmark Senior VP and Chief Information Officer; Christine Locklin, CIBER VP/Area Director and Chris Simchick, CIBER VP/Business Development.

Highmark, Inc. "CIBER has consistently delivered value and service to Highmark since our relationship began ten years ago," said Tom Tabor, Senior VP and CIO for Highmark. "The project work CIBER completed for the claims system has improved our processing time, and the ongoing outsourcing contracts ensure we can continue to deploy our IT staff to more strategic, value-added tasks - and save significantly on our maintenance costs."

Highmark, Inc., one of the nation's leading health insurers and largest Blue plans, turns to CIBER for application outsourcing for its mission-critical legacy claims processing and membership applications. Based in Pennsylvania, but serving members across the U.S. through its subsidiaries, Highmark prides itself on being a national leader in customer service, innovative health promotion and quality assurance.





CUSTOM SOLUTIONS DIVISION

Our Custom Solutions Division (~75 percent of CIBER's revenue) builds, integrates, and supports mission critical business applications, optimizing quality, business value, time-to-market and total costs of ownership. Custom Solutions delivers its services to large 'Fortune 500-like' companies and state/local/federal government agencies via a network of local offices and National Practices.



APPLICATION DEVELOPMENT
ENTERPRISE INTEGRATION
BUILD
INTEGRATE
SUPPORT
STANDARDIZED TOOLS, PROCESSES & RESOURCES
OUTSOURCING

We approach IT Solutions whenever possible as follows:

Build

Application Development Core Competencies:

- Service Oriented Architecture and Development; J2EE; .net
- Custom Development - Internet, Client Server, Mainframe
- Managed Content Services
- Mobility and Wireless Services

Integrate

Enterprise Integration Core Competencies:

- Legacy Migration
- Application and Systems Integration
- Data Architecture
- Data Warehouse and Business Intelligence
- Web Services
- Network Design
- Business Continuity and Disaster Recovery
- Information Security; HIPAA

Support

Outsourcing Core Competencies

- Application Outsourcing
- Managed Hosting
- Call Center/ Help Desk
- Desktops



New Markets



⋞ Marco Polo (1254-1324) An Italian voyager, explorer and merchant, Marco Polo was one of the first Europeans to travel across Asia through China, visiting the Kublai Khan in Beijing.



⋞ Pictured from left to right: Dan Logan, CIBER Project Manager; Mike Romero, CIBER Federal Practice Leader; Dave Swatloski, Coast Guard Director for HR IT Systems and Lieutenant Keith Rauch, Coast Guard Office of Program IRM Planning and Coordinating.

U.S. COAST GUARD Prior to its CIBER-led PeopleSoft implementation, the U.S. Coast Guard had 27 disparate HR systems. "With the new system, our 1,000 to 1,500 users per day have real-time access to key data, including personnel information and assignment material," explained David Swatloski, Coast Guard Director for HR IT Systems. "Streamlining communications and providing universal Web access to key information - especially in today's uncertain world - is critical to performing our strategic services of maritime safety, mobility and security and national defense."



CIBER's Custom Solutions Division has a large public sector business (~30% of all revenues), having performed *build*, *integrate* and *support* services to many federal government agencies (US Coast Guard, Department of Defense, Army Reserve Network, U.S. Postal Service, the FDIC,...), as well as various state agencies in over 35 states.

In several states we are considered a leading vendor. CIBER has extensive credentials in such verticals as:

- Health and Human Services
- Transportation
- Law and Justice
- Finance and Administration

Within the vertical practices, we often use our proven proprietary products, including:

- CRIMES™ (Case Records Information Management and Exchange System)
- IJEX (Integrated Justice Exchange System)
- HMS (Harbor Management & Security System)
- QuickWIC (Women, Infant & Children) for states

DEDICATED VALUE-ADDED SOLUTION CENTERS

Call Center Operations

Our Texas operations include Level 1 and Level 2 support for client application software from coast to coast.

Secure Operating Center

In our secure operating center in New Jersey, we host applications and web sites and provide 7x24 intrusion detection and firewall monitoring for both domestic and international clients. A second site is located near Denver, creating the opportunity for greater disaster recovery solutions.





< Pictured from left to right: Karen Stufflebeam Rowe, CDOT Project Manager; Catherine DeJulio, CDOT Hanging Lake Tunnel Manager; Robert Mitchell, CIBER Senior Account Executive; Peggy Catlin, CDOT Deputy Executive Director; Mark Meier, CIBER Senior Project Manager and Chelsea Shea, CIBER Project Manager.

New Ideas

< Nicolas Copernicus (1473 1543) The founder of moder astronomy, Polish astronomer Copernicu asserted that the earth rotated on its axis once daily and traveled around the sun once yearly: a fantastic concept for the year 1530.

COLORADO DEPARTMENT OF TRANSPORTATION According to Peggy Catlin, Deputy Executive Director of Colorado's Department of Transportation, "Unlike the original system, the CIBER-developed system will utilize current technology to create an open, extendable system that provides CDOT with a solution not only for today's operational needs but also effectively positions CDOT for the future." An example of technology innovation in state government, CDOT's Hanging Lake Tunnel project involves upgrading the tunnel's traffic surveillance and control system to enhance security for motorists and track potential security threats.



CIBER ENTERPRISE SOLUTIONS DIVISION

CIBER Enterprise Solutions (CES) Division is a leader in providing application and business expertise to clients in a wide range of industries, worldwide. Our ERP solutions help clients manage change, facilitate global consistency, grow their business and, most importantly, leverage the power of the Internet, to revolutionize and streamline their business.

PeopleSoft® Solutions

Since 1991 CIBER has been providing PeopleSoft solutions to hundreds of PeopleSoft customers, making us one of the largest and most successful PeopleSoft implementation firms.

Oracle® Solutions

As a premier partner of Oracle for over ten years and a current Oracle Services Provider, CES has worked closely with Oracle to develop and test several of their products before introducing them to the market.

SAP® Solutions

A dedicated SAP Services Partner since 1997, CIBER's SAP consultants deliver unmatched implementation consulting services around SAP technologies in CRM (Customer Relationship Management), SCM (Supply Chain Management), BI/DW (Business Intelligence/Data Warehousing) and enterprise portals.

"In this market, the company that outperforms is the one that manages to meet and exceed customer expectations in a consistent and repetitive manner over a long period of time."

Leo Apotheker, SAP (1/03)





New Approache

Jacque Cartier (1491-1557)
French explorer Jacqu Cartier led 3 expeditions to Canada in 1534, 1535, and 154 seeking the Northwes Passage. He sailed 1,000 miles up the St. Lawrence River and paved the way for French exploration of North America.

From left to right front row: Dr. Gerald Heeger, UMUC President and Russ Wheeler, CES President. From left to right back row: Roy Ciolino, CES Executive Director; Vince Conti, UMUC Senior Vice President and CFO and Mike Dillon, CES PeopleSoft Practice VP.



UNIVERSITY OF MARYLAND UNIVERSITY COLLEGE "We chose CIBER Enterprise Solutions because of their track record in helping higher education institutions leverage their technology investments," said Vince Conti, Senior Vice President and CFO for UMUC. "With help from CIBER and PeopleSoft, UMUC is poised to remain the worldwide leader in education for adults."

Over the past decade, UMUC has built its reputation of being one of the world's leading online universities. UMUC offers more than 500 courses and nearly 80 undergraduate and graduate certificate and degree programs, completely online. Since 1997, enrollments in UMUC's online courses have grown almost 2,200 percent as the demand for Web-based courses and degree programs — both in-state and worldwide — continues to climb.



UMUC has been the leading educational partner with the U.S. Department of defense since 1949 and currently manages classes, classrooms, and faculty at more than 120 bases abroad in 28 countries including sites in Bosnia, the Sinai, and South Korea. Today, 53,000 of its students are active duty military service members and dependents in the U.S. and overseas.

UMUC joins hundreds of other higher education institutions that have looked to CIBER for assistance in implementing ERP solutions; in fact, one in four colleges and universities using PeopleSoft have chosen CIBER as their implementation partner.

DIGITERRA

DigiTerra, Inc., CIBER's middle-market package solution provider, helps clients select, configure and design technology solutions for their business. Plus, as an authorized reseller of various technology products, primarily IBM, DigiTerra has an in-depth understanding of the solutions required to meet clients' needs.

J.D. Edwards® Solutions

A J.D. Edwards business partner since 1993, DigiTerra continues to provide the high-quality client service that earned us Market Influence Partner of the Year status in 2000.

Lawson® Solutions

DigiTerra is a full service, seven-year Lawson partner with multiple agreements for package implementations, including upgrade and ongoing support. We also had a unique partnership for Euro currency conversion customers.

Supply Chain Solutions

For over 12 years, DigiTerra has provided consulting services in three major areas of Supply Chain Management (SCM): Supply Chain Planning (SCP), Supply Chain Execution (SCE) and Supply Chain Visibility/Event Management (SCEM).

Technology Solutions

To support application software solutions, DigiTerra can configure and provide the correct platform to run new systems smoothly. Technology Solutions specializes in AS400 and RS6000 IBM hardware installations, among other products.




WORLD HISTORY

New Perspective

< Sir Francis Drake (1540-1596)
One of the greatest English sea-captains of all time, Drake and his crew are remembered as the first Englishmen to circumnavigate the globe.

< Pictured from left to right: Mike Mayoras, DigiTerra President; Suzanne Barkey, Thomson Learning Systems Analyst; Joe Steffney, Thomson Learning Vice President of Operations; Charlie Siegel, Thomson Learning Senior Vice President of Operations and Jason Tucker, DigiTerra Practice Manager.

THOMSON LEARNING, Joe Steffney, Vice President of Operations for Thomson Learning, points to DigiTerra's expertise in the publishing industry. "DigiTerra understands how to unlock the value of technology in the supply chain, providing solutions that drive both productivity and customer satisfaction. They understand our unique challenges, and deliver solutions that help us retain our leadership position in an increasingly competitive marketplace."

With 12,000 employees in 26 countries, Thomson Learning is a leading global educational book publisher, delivering state-of-the-art, tailored learning solutions for individuals, businesses and institutions around the world.

DigiTerra's clients in the book industry include the leaders in both the education and trade book publishing markets, as well as the leading book retailer in Canada.



CIBER EUROPE 2002 – (Prior to ECsoft Combination)

With Information, Communication & Technology (ICT) spending in Europe declining more rapidly than the US, we are even more proud of our third very successful "CIBER" year in a row.

Our focus on customers and people again paid off, in a very turbulent year. Revenues totaled ~$17 million, approximately a 50% organic increase compared to 2001.

Larger customers, and also customers in the high end of the Small-Medium Enterprise market, contributed to this success. Long lasting relations and good performance on clear deliverables made this all possible.

The growth has been even more pronounced in our Custom Development Group. This line of business added Application Outsourcing to our portfolio, which provides us recurring and stable revenues. Our expertise areas include the highly turbulent energy market in Europe, supply chain software and the publishing industry.

CIBER Netherlands

Our Dutch operation performed the best in 2002. A committed management team, highly motivated and skilled employees, and a stable customer base did the job. Our people turnover has again beat the industry benchmark: less then 3%. This gives us the stability we need to satisfy our customer's demands.

2002 was also the year of branding "CIBER" into the name Solution Partners. Extensive radio commercials and ads in the leading magazines and newspapers established our new name in the Dutch ICT services market.

The combination of standard application expertise and custom development skills has proven to be very appealing to existing and new customers. CIBER Netherlands has become a real one-stop-shop for many customers and prospects.

In line with market trends, more and more projects became fixed price, fixed date. As this had been a sales and implementation concept for CIBER Netherlands for many years, this has proven to be a competitive edge.

The question regularly asked in 2002 was "We'll be in business 25 years from now. Will you be, too?" Having a long history and good financial track record has become a unique selling proposition.

Here, being part of CIBER, with its 29 years of history and financial performance, has been a great help in closing deals at major customers.

Although another difficult year for ICT services lies ahead, the Dutch team feels they will come out of this period even stronger than before. Market research indicates that the number of consultancies on the Dutch market in 2003 will be diminished materially. This creates additional opportunities when the market returns to normality.

CIBER Germany

Having had another rough economic year, the German market for ICT services was most difficult in 2002. This makes it even more remarkable that our German team was able to increase their number of customers by 20. It took an enormous sales effort to get 20 new customers in this highly competitive market. Our focus in Germany is on standard applications and SRM (Supplier Relationship Management), and creating more critical mass in 2003.

CIBER Hungary

Although not as difficult as some other areas, Hungary also suffered from European ICT market conditions. In 2002, the Hungarian CIBER group managed to retain their presence at the most important Hungarian SAP customers. Although still a small group, our dedication to customers and core processes have led to success. As an alternative to Asia, the east European region can compete on rates and competencies for offshore programming services. CIBER Hungary is working on key prospects in this respect, and feels confident about a good outcome!





< From left to right: Iwan Van Heeswijk, CIBER Solution Partners Manager; Raymond Heesbeen, CIBER Solution Partners Quality Officer; Bernard Dortmans, Simac; Martin Groenenberg, Simac; Wim Den Hartog, Essent Manager; Tom van den Berg, CIBER Solution Partners Managing Director; Paul de Rouw, Simac; Frans Schoot, Essent CIO; Arend Vugts, Essent Manager and Leon Verhoef, Vendor Manager.

ESSENT, The proposal team for the Essent Energy Office Automation Service Level Agreement, a significant opportunity involving over a thousand users and several hundred applications at this major Dutch energy company.



CIBER EUROPE 2003



In December 2002, Terje Laugerud joined CIBER as a senior consultant for Europe. Subsequent to the ECsoft merger, Mr. Laugerud agreed to become CIBER's CEO for European operations. He has 20+ years of pan-European, private and public sector, IT services experience. We are fortunate to have his acumen as we further expand in Europe.

ECSOFT'S OPERATIONS:

While not part of CIBER's 2002 operations or results, ECsoft merged with CIBER on January 23, 2003. We are very pleased and encouraged that the new "we" in Europe will be a major component for CIBER's shareholders in 2003 and beyond.

For 2003, our expanded platform in Europe includes:

- Denmark
- Netherlands
- Sweden
- Germany
- Norway
- United Kingdom
- Hungary

Tom van den Berg, with CIBER since 1999, has done an excellent job of positioning and growing CIBER on the continent. Mr. van den Berg will now work with Mr. Laugerud on assimilation and further European expansion.

Peter Harris, ECsoft's CFO, and pinch-hitting CEO prior to the merger, will now be further challenged to financially coordinate more revenue, currencies and countries, while at the same time sharing his insights on operations.

Country Leadership

We are blessed with experienced leaders in all geographic areas we operate. Both CIBER's and ECsoft's country managers are ready and able to not only drive their local businesses, but to reach out and work with each other.

Go-to-Market Strategies

Our combined operations complement each other well. ECsoft brings more public sector revenue, while CIBER's prior operations included more package software work, primarily with SAP.

The pre-merger models were not identical, but they do not conflict. In addition, we both have high regards for clients and employees alike. Our challenge is to maintain our local strengths while creating cross-border common programs for multi-national opportunities.

Industries Served

Our depth and breadth gives us the ability to support several domains. Private sector industries include: telecommunications, manufacturing, banking, shipping, energy, publishing and distribution, to name a few. On the public sector side, municipal government communication with citizens, higher education and transportation are among areas of focus and experience.

New Critical Mass

As we embark on 2003 in Europe, our expanded platform is very credible. Operations are now in 7 European countries. We have approximately 700 dedicated European employees. We have solid customer reputations. We have experience. And, we have the excitement of new friends to collaborate with. CIBER Europe is poised for success as a recovery in European ICT tech services spending gets underway.


Bromley
THE LONDON BOROUGH
Civic Center
Great Hall
Adventure Kingdom

Roger Cousins, CIBER UK Country Manager (left) and David Bartlett, Chief Executive of London Borough of Bromley

BROMLEY is one of London's largest Local Authorities. In summer 2000, it embarked upon a three-year, ground-breaking strategic development business improvement program, entitled LINKS, aimed at bettering service and improving efficiency. It represents a clear thrust towards embracing the Goverment's modernizing agenda and is expected to bring great benefits to the residents of Bromley as well as all members of staff. The LINKS eGovernment initiative sets out of provide customers with seamless, streamlined and personalized services.

"ECsoft [now CIBER] was different; it clearly understood our vision. We also felt that its track record in implementing customer-centric solutions in the private sector would prove invaluable in bringing commercial experience to the world of Best Value government, "David Bartlett, Chief Executive, London Borough of Bromley.



Olav Søfteland, Chief of Norwegian Public Road Administration

STATENS VEGVESEN (NORWEGIAN PUBLIC ROADS ADMINISTRATION) EBASYS - ELECTRONIC ADMINISTRATION AND ARCHIVE SYSTEM In 2002, ECsoft Group (now part of CIBER Europe) developed and implemented a workflow-system based on Oracle Workflow, OnBase and KIM (Kibi Invoice Manager) for the Norwegian Public Roads Administration. The system handles approximately 500,000 incoming invoices received by the roads administration yearly. The system shall also give support for short and long term archiving of the documentation, including the scanned invoices and all actions which the workflow system and the user have initiated during the process.

It has a web based user interface which means all the users can use the system through their browser. The systems workflow solution is generic which means new functionality, statements and flow can be included without major changes in the architecture.

CONSOLIDATED STATEMENTS OF OPERATIONS

CIBER, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data	Years ended December 31, 2000	2001	2002
Consulting services	$ 586,481	$ 526,615	$ 582,864
Other revenues	35,053	32,260	25,454
Total revenues	621,534	558,875	608,318
Cost of consulting services	401,359	369,086	416,658
Cost of other revenues	25,171	23,043	17,326
Selling, general and administrative expenses	154,101	148,944	148,902
Amortization of intangible assets	14,032	12,155	910
Goodwill impairment	80,773	-	-
Other charges	2,995	3,051	-
Operating income (loss)	(56,897)	2,596	24,522
Interest income	1,093	526	160
Interest expense	(436)	(432)	(1,357)
Other income, net	381	167	460
Income (loss) before income taxes	(55,859)	2,857	23,785
Income tax expense	10,916	1,173	9,607
Net income (loss)	$ (66,775)	$ 1,684	$ 14,178
Earnings (loss) per share - basic	$ (1.15)	$ 0.03	$ 0.22
Earnings (loss) per share - diluted	$ (1.15)	$ 0.03	$ 0.22
Weighted average shares - basic	57,900	58,191	63,313
Weighted average shares - diluted	57,900	58,698	63,989

CONSOLIDATED BALANCE SHEETS

CIBER, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

In thousands, except per share data	Years ended December 31, 2001	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 9,369	$ 14,899
Accounts receivable, net	135,334	132,513
Prepaid expenses and other current assets	9,598	7,753
Income taxes refundable	3,531	3,570
Deferred income taxes	2,933	5,034
Total current assets	160,765	163,769
Property and equipment, at cost	64,467	51,746
Less accumulated depreciation and amortization	(38,797)	(34,122)
Net property and equipment	25,670	17,624
Goodwill, net	169,099	234,673
Other intangible assets, net	325	3,194
Investment in ECsoft	-	5,043
Deferred income taxes	8,301	-
Other assets	4,591	2,838
Total assets	$ 368,751	$ 427,141
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 17,706	$ 13,527
Accrued compensation and related liabilities	25,108	30,360
Accrued lease costs - current portion	3,017	3,874
Other accrued expenses and liabilities	12,744	14,114
Income taxes payable	252	1,047
Total current liabilities	58,827	62,922
Bank line of credit	18,634	21,864
Accrued lease costs - long term	-	5,701
Deferred income taxes	-	3,292
Total liabilities	77,461	93,779
Contingent redemption value of put option	-	5,832
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued	-	-
Common stock, $0.01 par value, 100,000 shares authorized, 60,967 and 64,705 shares issued	610	647
Additional paid-in capital	241,316	260,031
Retained earnings	54,385	67,831
Accumulated other comprehensive income (loss)	(1,701)	2,391
Treasury stock, 512 and 588 shares, at cost	(3,320)	(3,370)
Total shareholders' equity	291,290	327,530
Total liabilities and shareholders' equity	$ 368,751	$ 427,141

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

CIBER, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders Equity
Balances at December 31, 1999	59,414	$ 594	$ 230,615	$ 139,312	$ -	$ (28,265)	$ 342,256
Net loss	-	-	-	(66,775)	-	-	(66,775)
Unrealized loss on investments, net of $353 tax	-	-	-	-	(529)	-	(529)
Foreign currency translation	-	-	-	-	(941)	-	(941)
Comprehensive loss							(68,245)
Employee stock purchases and options exercised	160	2	(313)	(2,439)	-	13,670	10,920
Gain on sale of stock by subsidiary	-	-	71	-	-	-	71
Tax benefit from exercise of stock options	-	-	389	-	-	-	389
Sales and settlement of put options	-	-	(444)	-	-	-	(444)
Contingent liability for put options	-	-	(775)	-	-	-	(775)
Stock compensation expense	5	-	189	-	-	-	189
Purchases of treasury stock	-	-	-	-	-	(14,119)	(14,119)
Balances at December 31, 2000	59,579	596	229,732	70,098	(1,470)	(28,714)	270,242
Net income	-	-	-	1,684	-	-	1,684
Unrealized gain on investments, net of $176 tax	-	-	-	-	370	-	370
Foreign currency translation	-	-	-	-	(601)	-	(601)
Comprehensive income							1,453
Acquisition consideration	1,386	14	9,393	(3,904)	-	16,197	21,700
Employee stock purchases and options exercised	1	-	(119)	(13,028)	-	20,074	6,927
Tax benefit from exercise of stock options	-	-	1,412	-	-	-	1,412
Contingent liability for put options	-	-	775	-	-	-	775
Stock compensation expense	1	-	123	(465)	-	1,090	748
Purchases of treasury stock	-	-	-	-	-	(11,967)	(11,967)
Balances at December 31, 2001	60,967	610	241,316	54,385	(1,701)	(3,320)	291,290
Net income	-	-	-	14,178	-	-	14,178
Unrealized gain on investments, net of $1,050 tax	-	-	-	-	1,511	-	1,511
Foreign currency translation	-	-	-	-	2,581	-	2,581
Comprehensive income							18,270
Acquisition consideration	1,105	11	8,685	-	-	-	8,696
Sale of stock to investors	2,459	25	14,070	-	-	-	14,095
Employee stock purchases and options exercised	172	1	1,267	(734)	-	5,183	5,717
Tax benefit from exercise of stock options	-	-	415	-	-	-	415
Stock compensation expense	2	-	110	2	-	34	146
Contingent liability for put options	-	-	(5,832)	-	-	-	(5,832)
Purchases of treasury stock	-	-	-	-	-	(5,267)	(5,267)
Balances at December 31, 2002	64,705	$ 647	$ 260,031	$ 67,831	$ 2,391	$ (3,370)	$ 327,530

CIBER, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Years ended December 31, 2000	2001	2002
Operating activities:			
Net income (loss)	$(66,775)	$ 1,684	$ 14,178
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	9,190	9,441	10,684
Amortization of intangible assets	14,032	12,155	910
Deferred income taxes	(716)	(221)	7,009
Provision for doubtful receivables	5,019	4,912	3,520
Provision for office lease and closure costs	-	1,251	1,306
Goodwill impairment charge	80,773	-	-
Other, net	(782)	1,100	(9)
Changes in operating assets and liabilities, net of the effect of acquisitions:			
Accounts receivable	5,862	19,441	16,849
Other current and long-term assets	(2,103)	(1,711)	2,121
Accounts payable	850	(4,391)	(7,400)
Accrued compensation and related liabilities	(7,045)	(6,910)	(427)
Accrued lease costs	-	(896)	(4,787)
Other accrued expenses and liabilities	3,710	(10,536)	(14)
Income taxes payable/refundable	(5,565)	1,035	3,680
Net cash provided by operating activities	36,450	26,354	47,620
Investing activities:			
Acquisitions, net of cash acquired	(16,184)	(49,959)	(41,552)
Purchases of property and equipment, net	(8,474)	(5,962)	(2,879)
Purchases of investments	(463)	(885)	(4,393)
Sales of investments	2,001	1,218	1,652
Sale of building, net	-	5,828	-
Loans to officers	-	-	(1,493)
Repayment loans to officers	-	-	243
Repayment of advances to Agilera	9,908	-	-
Collection of note receivable	2,000	-	-
Net cash used in investing activities	(11,212)	(49,760)	(48,422)
Financing activities:			
Employee stock purchases and options exercised	10,920	6,927	5,717
Sale of stock to investors	-	-	14,095
Borrowings on long term bank line of credit	-	79,910	337,044
Payments on long term bank line of credit	-	(61,276)	(333,814)
Net payments on short term bank line of credit	(5,355)	-	-
Purchases of treasury stock	(14,119)	(11,190)	(4,017)
Repayment of debt of acquired company	-	-	(11,739)
Repayment of acquisition note payable	-	-	(1,500)
Line of credit origination fees paid	-	(613)	(100)
Proceeds from sale of put options	692	-	-
Cash settlement of put options	(1,136)	-	-
Sale of stock by subsidiary	123	-	-
Net cash (used in) provided by financing activities	(8,875)	13,758	5,686
Effect of foreign exchange rate changes on cash	(28)	(176)	646
Net increase (decrease) in cash and cash equivalents	16,335	(9,824)	5,530
Cash and cash equivalents, beginning of period	2,858	19,193	9,369
Cash and cash equivalents, end of period	$ 19,193	$ 9,369	$ 14,899

QUARTERLY FINANCIAL HIGHLIGHTS

In thousands, except per share data	Quarters Ended March 31	June 30	September 30	December 31	Total
Year ended December 31, 2002					
Revenues	$ 134,533	$ 155,057	$ 159,325	$ 159,403	$ 608,318
Amortization of intangible assets	182	18	319	391	910
Operating income	2,855	5,671	8,183	7,813	24,522
Net income	1,607	3,216	4,404	4,951	14,178
Earnings per share	$ 0.03	$ 0.05	$ 0.07	$ 0.08	$ 0.22
Cash Earnings per share - diluted [1]	$ 0.03	$ 0.05	$ 0.07	$ 0.08	$ 0.23
Year ended December 31, 2001					
Revenues	$ 145,864	$ 140,009	$ 127,951	$ 145,051	$ 558,875
Amortization of intangible assets	3,025	3,065	3,036	3,029	12,155
Operating income (loss)	2,553	122	(1,099)	1,020	2,596
Net income (loss)	1,565	375	(591)	335	1,684
Earnings (loss) per share - diluted	$ 0.03	$ 0.01	$ (0.01)	$ 0.01	$ 0.03
Cash Earnings per share - diluted [1]	$ 0.07	$ 0.05	$ 0.03	$ 0.04	$ 0.18

[1] Cash earnings per share is calculated based on cash net income, which equals net income plus tax adjusted amortization expense.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

The Company's common stock is listed on the New York Stock Exchange under the symbol "CBR." The table below sets forth the high and low closing sales price per share of the Company's common stock for the periods indicated:

	Low	High
Year Ended December 31, 2001		
First Quarter	4.62	6.59
Second Quarter	4.00	9.35
Third Quarter	4.77	8.47
Fourth Quarter	4.96	10.95
Year Ended December 31, 2002		
First Quarter	$ 8.21	$ 11.55
Second Quarter	6.09	9.10
Third Quarter	4.67	7.21
Fourth Quarter	4.55	6.53
Year Ending December 31, 2003		
January 1 to March 14	4.10	5.95

CBR
LISTED
NYSE

As of December 2002, the number of beneficial owners of common stock was approximately 25,000.

The Company's policy is to retain its earnings to support the growth of the Company's business. Accordingly, the Board of Directors of the Company has not declared cash dividends on its common stock and does not presently have plans to do so.

BOARD OF DIRECTORS & CORPORATE OFFICERS

CIBER'S BOARD OF DIRECTORS:

Bobby G. Stevenson, Chairman ***
Mac Slingerlend
Peter Cheesbrough *
Arch McGill *, ***
Jim Rutherford *, **
George Sissel **, ***
Jim Spira **, ***

2003

* Audit Committee
** Compensation Committee
*** Nominating Committee

CORPORATE OFFICERS:

President/Chief Executive Officer/Secretary
Mac Slingerlend

EVP/Chief Operating Officer
Ed Longo

SVP/Chief Financial Officer/Treasurer
Dave Durham

SVP/Administration
Pong Suvarnasorn

VP/Chief Accounting Officer
Chris Loffredo

VP/General Counsel
Susan Keesen

VP/Marketing
Robin Caputo

OPERATING OFFICERS

CUSTOM SOLUTIONS DIVISION

President
Joe Mancuso

VP/National Practice Leaders
Wally Birdseye
Ed Burns
Khalid Mansour
Rich Pachler
Matt McCafferty

VP Technology
Jon Scarpelli

SVP/Business Development Director
Joe Morone

VP/Business Development & National Accounts
Ron Frazier
Tony Hadzi
Lori Kaupas
Karl Populorum
Chris Simchick
Catherine Stalker
Mark Wilson

Regional Vice Presidents
Wally Birdseye
Tim Boehm
Ed Burns
Steve Egart
Raye LaPlante
Mark Phillips

Vice President/Area Directors
Karen Benjamin
Carla Capps
Jeff Edelman
Cyndi Geiger
Ann Griffiths
Bill Hazelton
Debbie Josendale
Tod Kerr
Heather Kyer
Christine Locklin
Joe Marchizza
Walt McLaren
Joe Mullally
James Naylor
Paul Quade
Jerry Sciarillo
Michalene Smith
Ron Smith
Keith Werner
Scott Wiltsey
Scott Youngman

Area Directors
Brad Carlson
Martin Corlieto
Jim Hudson
Steve Hurst
Kathy Kay
Jerry Kincaid
Mark Murphy
John Morrissey
Frank Picarello
Tony Phillips
Tom Streicher
Sally Tripp
Robert Watts
Tim Van Wyngarden

CIBER ENTERPRISE SOLUTIONS DIVISION

President
Russ Wheeler

Practice Vice Presidents
Ed Crump
Janice D'Aloia
Mike Dillon
John Sanguinetti

CIBER EUROPE (INCLUDING CIBER'S ECSOFT OPERATIONS)

President & European Chief Executive Officer
Terje Laugerud

SVP/European CFO
Peter Harris

VP-Strategy & Development
Tom van den Berg (Netherlands)

European Country Managers
Ann-Catrine Appelquist (Sweden)
Roger Cousins (UK)
Tom-Atle Herland (Norway)
René Ritsema (Netherlands)
James Sharpe (Hungary)
Tom Slivsgaard (Denmark)
Tom van den Berg (Germany)

DIGITERRA, INC.

President
Mike Mayoras

Practice Vice Presidents
Eric Borcherding
Paul Robson
Mark Robertson
Davison Schopmeyer

ENSPHERICS, INC.

Executive Vice President
Ed Bassett

CONTACT INFORMATION

CIBER, INC. AND CUSTOM SOLUTIONS DIVISION
5251 DTC Parkway
Suite 1400
Greenwood Village, CO 80111
Tel: 303-220-0100
www.ciber.com

CIBER ENTERPRISE SOLUTIONS DIVISION
10230 N.E. Points Drive
Suite 500
Kirkland, WA 98033-7898
Tel: 425-284-1360
www.ciber.com

DIGITERRA, INC.
500 E. 96th Street
Indianapolis, IN 46240
Tel: 317-814-2600
www.digiterra.com

ENSPHERICS, INC.
5675 DTC Boulevard
Suite 180
Greenwood Village, CO 80111
Tel: 303-850-0495
www.enspherics.com

CIBER EUROPE
Head Office
101 Wigmore Street
London W1U 1QU
United Kingdom
Tel: +44 (0)20 7355 1101
www.ciber-europe.com

CIBER DENMARK
Lautruphoj 1 - 3
DK-2750 Ballerup
Denmark
Tel: +45 44 66 2466
www.ciber-denmark.com

CIBER GERMANY
Gottfried Hagen Strasse 30
51105 Köln
Germany
Tel: +49 221 447 0809
www.ciber-germany.com

CIBER HUNGARY
Dunakorzo 10
2000 Szentendre
Hungary
Tel: +36 26 505529
www.ciber-hungary.com

CIBER NETHERLANDS
Frankrijkstraat 128
Eindhoven
The Netherlands 5622 AH
Tel: +31 (0) 40 232 9090
www.ciber-netherlands.com

CIBER NORWAY
Stortorvet 10
Postboks 417 Sentrum
N-0103 Oslo
Norway
Tel: +47 22 34 8000
www.ciber-norway.com

CIBER SWEDEN
Sveavägen 17
111 57 Stockholm
Sweden
Tel: +46 8 506 111 00
www.ciber-sweden.com

CIBER UK
101 Wigmore Street
London W1U 1QU
United Kingdom
Tel: +44 (0)20 7355 1101
www.ciber-uk.com

OFFICE LOCATIONS



CIBER
DIGITERRA
CIBER EUROPE

Custom Solutions Division
Atlanta, GA (2)
Austin, TX
Bloomington, IL
Boston, MA
Charlotte, NC
Chicago, IL
Cincinnati, OH
Columbus, OH
Dallas, TX (2)
Denver, CO (3)
Detroit, MI
East Hanover, NJ
Edison, NJ
Ft. Lauderdale, FL
Harrisburg, PA
Hoboken, NJ
Iselin, NJ
Jacksonville, FL
Kansas City, KS
Minneapolis, MN
Nashville, TN
Orlando, FL
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Providence, RI
Raleigh, NC
Rochester, MN
Rochester, NY
Sacramento, CA
St. Louis, MO
San Francisco, CA
Seattle, WA
Southfield, MI
Springfield, IL
Tallahassee, FL
Tampa, FL
Washington, D.C. (2)
Chennai, India

Enspherics, Inc.
Denver, CO

CIBER Enterprise Solutions Division
Atlanta, GA
Chicago, IL
Cincinnati, OH
Concord, CA
Costa Mesa, CA
Dallas, TX
Denver, CO
Seattle, WA
Toronto, Ontario
Vancouver, B.C.

DigiTerra, Inc.
Atlanta, GA
Chicago, IL
Cincinnati, OH
Costa Mesa, CA
Dallas, TX
Denver, CO
East Hanover, NJ
Indianapolis, IN
South Bend, IN
London, England

CIBER Europe (including CIBER'S ECsoft's operations)
London, England
Oxford, England
Eindhoven, Netherlands
Amsterdam, Netherlands
Nieuwegein, Netherlands
Copenhagen, Denmark
Oslo, Norway
Stockholm, Sweden
Cologne, Germany
Budapest, Hungary

Transfer Agent	Auditors
UMB Bank	KPMG LLP
Kansas City, MO	Denver, Colorado

Additional financial information, including our audited consolidated financial statements and notes thereto, and management's discussion and analysis can be found in our December 31, 2002 Form 10-K filed with the Securities and Exchange Commission. Our Form 10-K can be accessed through the SEC's web site at www.sec.gov/edgar.shmtl or copies can be obtained without charge by writing to the Investor Relations Department at CIBER, Inc., or by calling 303-220-0100. Please look for periodic additional communications on the Internet at http://www.ciber.com.

CIBER is pleased to offer on-line investor services.
Shareholders can now enjoy the benefits and convenience of electronic delivery of the Annual Report, Proxy Statement and related materials, online proxy voting and more.

To enroll for on-line "delivery" next year, visit www.icsdelivery.com/cbr. When hard copies of the Proxy Statement and Annual Report to Stockholders are distributed in connection with future Annual Meetings, you will receive an email alert that the materials are ready to be viewed on-line. This email will also provide instructions on how to vote your shares on-line. If you enroll, you will not receive hard copies of the Proxy Statement and Annual Report to Stockholders in the mail. Thank you.

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m. Mountain Time on April 29, 2003 at the Hyatt Regency Denver Tech Center, 7800 Tufts Avenue, Denver, Colorado 80237, and via the Internet at www.ciber.com/cbr/annualmeeting.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Forward-looking statements involve risks and uncertainties that could cause actual results to vary materially from such statements. Please refer to discussions of certain of these risks and uncertainties in the Company's press releases, quarterly and annual reports, 10-Ks, 10-Qs and other Securities and Exchange Commissions filings.

Annual Report Support: Sander GBSM, Denver   Printer: Sprint Press, Denver   Printed on Recycled Paper ciber

ALWAYS ABLE

www.ciber.com